Exhibit 99.143

Certificate of Amendment Canada Business Corporations Act	Certificat de modification Loi canadienne sur les sociétés par actions

DHX Media Ltd.
Corporate name / Dénomination sociale

655881-0
Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the Canada Business Corporations Act as set out in the attached articles of amendment.	JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l’article 178 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes.

Virginie Ethier
Director / Directeur

2014-10-06
Date of Amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Form 4 Articles of Amendment Canada Business Corporations Act (CBCA) (s. 27 or 177)	Formulaire 4 Clauses modificatrices Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)

1	Corporate name
Dénomination sociale
DHX Media Ltd.

2	Corporation number
Numéro de la société
655881-0

3	The articles are amended as follows
Les statuts sont modifiés de la façon suivante

See attached schedule / Voir l’annexe ci-jointe

4	Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J’atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Mark Gosine
Mark Gosine
902-423-0260

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d’une amende maximale de 5 000 $ et d’un emprisonnement maximal de six mois, ou l’une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the Privacy Act allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la Loi sur les renseignements personnels permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

IC 3069 (2008/04)

Appendix “A”

D: Other changes:

To create an unlimited number of shares to be designated Variable Voting Shares, an unlimited number of shares to be designated Common Voting Shares and an unlimited number of shares to be designated Non-Voting Shares, by amending Schedule A of the Articles to add, after the reference to “an unlimited number of Preferred Variable Voting Shares”, the phrases “an unlimited number of Variable Voting Shares”, “an unlimited number Common Voting Shares” and “an unlimited number of Non-Voting Shares”, and to add at the end of Schedule A the rights, privileges, restrictions and conditions attached to Variable Voting Shares and Common Voting Shares as set out in Appendix “A” attached hereto, which forms an integral part of this form, and the rights, privileges, restrictions and conditions attached to the Non-Voting Shares as set out in Appendix “B” attached hereto, which forms an integral part of this form.

Each issued and outstanding Common Share owned or controlled by a person who is not a Canadian within the meaning of the Broadcasting Act, S.C. 1991, c. 11 and the regulations and directions made pursuant to such act, as amended from time to time, as established at the close of market on the day prior to the date of amendment on the Certificate of Amendment to be issued by the Director pursuant to the CBCA following the filing of the Articles of Amendment is hereby converted into one Variable Voting Share and that Common Share is cancelled.

Each issued and outstanding Common Share owned or controlled by a person who is a Canadian within the meaning of the Broadcasting Act, S.C. 1991, c. 11 and the regulations and directions made pursuant to such act, as amended from time to time, as established at the close of market on the day prior to the date of amendment on the Certificate of Amendment to be issued by the Director pursuant to the CBCA following the filing of the Articles of Amendment is hereby converted into one Common Voting Share and that Common Share is cancelled.

The unissued Common Shares of the Corporation are cancelled, it being understood that the Variable Voting Shares and the Common Voting Shares are substituted, with the required adaptations, for the exercise of all rights to subscribe, purchase or conversion relating to common shares which are hereby cancelled.

Any reference to Common Shares in the description of the rights, privileges, restrictions and conditions attached to the Preferred Variable Voting Shares shall be read as Variable Voting Shares and Common Voting Shares.

1.	INTERPRETATION

1.1	Definitions

For purposes of this Appendix “A”, the following terms have the following meanings:

“Aggregate Votes” means the aggregate of the votes attached to all Voting Shares of the Corporation that may ordinarily be cast to elect directors of the Corporation;

“Broadcasting Act” means the Broadcasting Act, S.C. 1991, Ch. 11;

“Canadian” shall have the meaning set forth in the Broadcasting Act or as specified in any regulation or direction made thereunder, as the same may be amended, supplemented or replaced, from time to time, including, without limitation, the Direction to the CRTC (Ineligibility of Non-Canadians) (SOR/97-192) made under the Broadcasting Act;

“CBCA” means the Canada Business Corporations Act, R.S.C. (1985), c. C-44;

“CBCA Regulations” means any regulations promulgated from time to time under the CBCA;

“Common Voting Share” means the common voting shares of the share capital of the Corporation;

“corporation” includes a body corporate, partnership and unincorporated organization;

“Non-Voting Share” means the non-voting shares of the share capital of the Corporation;

“person” includes an individual, corporation, association, entity, government or agency thereof, trustee, executor, administrator and other legal representative;

“Transfer Agent” means the transfer agent and the registrar of the Common Voting Shares and Variable Voting Shares of the Corporation;

“Variable Voting Share” means the variable voting shares of the share capital of the Corporation; and

“Voting Share” means the Variable Voting Shares, the Common Voting Shares and the Preferred Variable Voting Shares of the share capital of the Corporation and includes a security currently convertible into such a share and currently exercisable options and rights to acquire such shares or such a convertible security.

1.2	Control

For purposes of this Appendix “A”,

1.2.1	a body corporate is controlled by a person if:

(i)	securities of the body corporate to which are attached more than fifty percent (50%) of the votes that may be cast to elect directors of the body corporate are held, otherwise than by way of security only, by or for the benefit of that person; and

(ii)	the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate; and

1.2.2       a partnership or unincorporated organization is controlled by a person if an ownership interest therein representing more than fifty percent (50%) of the assets of the partnership or organization is held, otherwise than by way of security only, by or for the benefit of that person.

1.3	Undefined Terms

All terms used in this Appendix “A” that are not defined herein shall have the meanings ascribed thereto in the CBCA. Any provision of this Appendix “A” shall be read so as to be consistent with the CBCA.

2.	VARIABLE VOTING SHARES

Subject to the rights, privileges, restrictions and conditions which attach to any other class of shares, the Variable Voting Shares shall, as a class, have the following rights, privileges, restrictions and conditions:

2.1	Voting

The holders of the Variable Voting Shares shall be entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Corporation, except where the holders of a specified class are entitled to vote separately as a class as provided in the CBCA.

The Variable Voting Shares shall carry one vote per Variable Voting Share, unless:

2.1.1      the number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares exceeds 33 1/3% of the total number of votes that may be exercised in respect of all issued and outstanding Voting Shares (or any higher percentage that would qualify the Corporation as a “Canadian” pursuant to the Broadcasting Act or in any regulation or direction made thereunder); or

2.1.2      the total number of votes cast by or on behalf of holders of Variable Voting Shares at any meeting exceeds

33 1/3% (or any higher percentage that would qualify the Corporation as a “Canadian” pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically and without further act or formality to equal the maximum permitted vote per Variable Voting Share. Under the circumstance described in subparagraph 2.1.1 above, the Variable Voting Shares as a class cannot carry more than 33 1 3°0 (or any higher percentage would qualify the Corporation as a “Canadian” pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the Aggregate Votes attached to all issued and outstanding Voting Shares of the Corporation. Under the circumstance described in subparagraph 2.1.2 above, the Variable Voting Shares as a class cannot, for a given shareholder’s meeting, carry more than 33 1,3°1) (or any higher percentage that would qualify the Corporation as a “Canadian” pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total number of votes that can be exercise at the meeting.

2.2	Dividends

Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Corporation ranking prior to the Variable Voting Shares, the holders of Variable Voting Shares shall be entitled to receive any dividend declared by the directors of the Corporation at the times and for the amounts that the Board of Directors may, from time to time, determine. The Variable Voting Shares, the Common Voting Shares and Non-Voting Shares shall rank equally as to dividends on a share-for-share basis, and all dividends declared in any fiscal year of the Corporation shall be declared in equal or equivalent amounts per share on all Variable Voting Shares, Common Voting Shares and Non-Voting Shares then outstanding, without preference or distinction.

2.3	Subdivision or Consolidation

No subdivision or consolidation of the Variable Voting Shares shall occur unless, simultaneously, the Variable Voting Shares, the Common Voting Shares and Non-Voting Shares are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

2.4	Liquidation, Dissolution or Winding-up

Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation ranking prior to the Variable Voting Shares, in the case of liquidation, dissolution or winding-up of the Corporation or other distribution of the Corporation’s assets among its shareholders for the purpose of winding-up its affairs, the holders of Variable Voting Shares, Common Voting Shares and Non-Voting Shares shall be entitled to receive the remaining property of the Corporation and shall be entitled to share equally, share for share, in all distributions of such assets.

2.5	Conversion

2.5.1	Automatic

Each issued and outstanding Variable Voting Share shall be automatically converted into one Common Voting Share without any further act on the part of the Corporation or of the holder, if:

(i)	such Variable Voting Share is or becomes beneficially owned and controlled, directly or indirectly, by a Canadian; or

(ii)	the provisions contained in or mad under the Broadcasting Act relating to the ineligibility of non-Canadians to hold a license to operate a broadcasting undertaking are repealed and not superseded or replaced with other similar provisions.

2.5.2	Upon an Offer

In the event that an offer is made to purchase Common Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares are then listed, to be made to all or substantially all the holders of Common Voting Shares in a province of Canada to which the requirement applies, each Variable Voting Share shall become convertible at the option of the holder into one Common Voting Share at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Variable Voting Shares for the purpose of depositing the resulting Common Voting Shares pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to section 2.1, immediately above, notwithstanding their conversion. In such event, the Transfer Agent shall deposit the resulting Common Voting Shares on behalf of the holder.

To exercise such conversion right, the holder or his attorney duly authorized in writing shall:

(i)	give written notice to the Transfer Agent of the exercise of such right and of the number ofVariable Voting Shares in respect of which the right is being exercised;

(ii)	deliver to the Transfer Agent the share certificate or certificates representing the Variable Voting Shares in respect of which the right is being exercised, if applicable; and

(iii)	pay any applicable stamp tax or similar duty on or in respect of such conversion.

No share certificates representing the Common Voting Shares resulting from the conversion of the Variable Voting Shares shall be delivered to the holders on whose behalf such deposit is being made.

If Common Voting Shares resulting from the conversion and deposited pursuant to the offer are withdrawn by the holder or are not taken up by the offeror, or the offer is abandoned or withdrawn by the offeror or the offer otherwise expires without such Common Voting Shares being taken up and paid for, the Common Voting Shares resulting from the conversion will be re-converted into Variable Voting Shares and a share certificate representing the Variable Voting Shares will be sent to the holder by the Transfer Agent. Common Voting Shares resulting from the conversion and taken up and paid for by the offeror shall be re-converted into Variable Voting Shares at the time the offeror is required under the applicable securities legislation to take up and pay for such shares if the offeror is not a Canadian.

In the event that the Offeror takes up and pays for the Common Voting Shares resulting from conversion, the Transfer Agent shall deliver to the holders thereof the consideration paid for such shares by the Offeror.

There will be no right to convert the Variable Voting Shares into Common Voting Shares in the following cases:

(i)	the offer to purchase Common Voting Shares is not required under applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares are then listed to be made to all or substantially all of the holders of Common Voting Shares in a province of Canada to which the requirement applies, that is, the offer is an “exempt take-over bid” within the meaning of the foregoing securities legislation; or

(v)	an offer to purchase Variable Voting Shares is made concurrently with the offer to purchase Common Voting Shares and the two offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made, and in all other material respects, including in respect of the conditions attaching thereto. The offer to purchase the Variable Voting Shares must be unconditional, subject to the exception that the offer for the Variable Voting Shares may contain a condition to the effect that the offeror is not required to take up and pay for Variable Voting Shares deposited to the offer if no shares are purchased pursuant to the contemporaneous offer for the Common Voting Shares.

3.	COMMON VOTING SHARES

Subject to the rights, privileges, restrictions and conditions which attach to the shares of any other class, the Common Voting Shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions.

3.1	Voting

The holders of Common Voting Shares shall be entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Corporation, except where the holders of a specified class are entitled to vote separately as a class as provided in the CBCA. Each Voting Share shall confer the right to one vote at all meetings of shareholders of the Corporation.

3.2	Dividends and Distributions

Subject to the rights, privileges, restrictions and conditions attached to any class of shares of the Corporation ranking prior to the Common Voting Shares, holders of Common Voting Shares shall be entitled to receive the dividends declared by the directors of the Corporation at the times and for the amounts that the Board of Directors may, from time to time, determine. The Common Voting Shares, Variable Voting Shares and Non-Voting Shares shall rank equally as to dividends on a share for share basis and all dividends declared in any fiscal year of the Corporation shall be declared in equal or equivalent amounts per share on all Common Voting Shares, Variable Voting Shares and Non-Voting Shares then outstanding, without preference or distinction.

3.3	Subdivision or Consolidation

No subdivision or consolidation of the Common Voting Shares shall occur unless, simultaneously, the Common Voting Shares, the Variable Voting Shares are subdivided or consolidated in the same manner, so as to maintain and preserve the respective rights of the holders of the shares of each of the said classes.

3.4	Liquidation, Dissolution or Winding-up

Subject to the rights, privileges, restrictions and conditions attaching to any class of shares ranking prior to the Common Voting Shares, in the case of liquidation, dissolution or winding-up of the Corporation or other distribution of the Corporation’s assets among its shareholders for the purposes of winding-up its affairs, the holders of Common Voting Shares, Variable Voting Shares and Non-Voting Shares shall be entitled to receive the remaining property of the Corporation and shall be entitled to share equally, share for share, in all distributions of such assets.

3.5	Conversion

3.5.1	Automatic

Subject to the foreign ownership restrictions of the Broadcasting Act, an issued and outstanding Common Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of the Corporation or the holder, if such Common Voting Share is or becomes beneficially owned or controlled, directly or indirectly, by a person who is not a Canadian.

3.5.2	Upon an Offer

In the event that an offer is made to purchase Variable Voting Shares, and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Variable Voting Shares, are then listed, to be made to all or substantially all the holders of Variable Voting Shares, each Common Voting Share shall become convertible at the option of the holder into one Variable Voting Share, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Common Voting Shares for the purpose of depositing the resulting Variable Voting Shares, pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to section 3.1, immediately above, notwithstanding their conversion. In such event, the Transfer Agent shall deposit the resulting Variable Voting Shares, on behalf of the holder.

To exercise such conversion right, the holder or his attorney duly authorized in writing shall:

(i)	give written notice to the Transfer Agent of the exercise of such right and of the number of Variable Voting Shares, in respect of which the right is being exercised;

(ii)	deliver to the Transfer Agent the share certificate or certificates representing the Variable Voting Shares, in respect of which the right is being exercised, if applicable; and

(iii)	pay any applicable stamp tax or similar duty on or in respect of such conversion.

No share certificates representing the Variable Voting Shares, resulting from the conversion of the Common Voting Shares will be delivered to the holders on whose behalf such deposit is being made.

If Variable Voting Shares, resulting from the conversion and deposited pursuant to the offer are withdrawn by the holder or are not taken up by the offeror, or the offer is abandoned or withdrawn by the offeror or the offer otherwise expires without such Variable Voting Shares, being taken up and paid for, the Variable Voting Shares, resulting from the conversion will be re-converted into Common Voting Shares and a share certificate representing the Common Voting Shares will be sent to the holder by the Transfer Agent. Variable Voting Shares resulting from the conversion and taken up and paid for by the offeror shall be re-converted into Common Voting Shares at the time the offeror is required under the applicable securities legislation to take up and pay for such shares if the offeror is Canadian.

In the event that the offeror takes up and pays for the Variable Voting Shares resulting from conversion, the Transfer Agent shall deliver to the holders thereof the consideration paid for such shares by the Offeror.

There will be no right to convert the Common Voting Shares into Variable Voting Shares, in the following cases:

(i)	the offer to purchase Variable Voting Shares, is not required under applicable securities legislation or the rules of a stock exchange on which the Variable Voting Shares, are then listed to be made to all or substantially all of the holders of Variable Voting Shares, that is, the offer is an “exempt take-over bid” within the meaning of the foregoing securities legislation; or

(ii)	an offer to purchase Common Voting Shares is made concurrently with the offer to purchase Variable Voting Shares, and the offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made, and in all other material respects, including in respect of the conditions attaching thereto. The offer to purchase the Common Voting Shares must be unconditional, subject to the exception that the offer for the Common Voting Shares may contain a condition to the effect that the offeror is not required to take up and pay for Common Voting Shares deposited to the offer if no shares are purchased pursuant to the contemporaneous offer for the Variable Voting Shares.

4.	CONSTRAINTS ON OWNERSHIP OF SHARES

4.1	Variable Voting Shares

The Variable Voting Shares may only be beneficially owned or controlled, directly or indirectly, by persons who are not Canadians.

4.2	Common Voting Shares

The Common Voting Shares may only be beneficially owned and controlled, directly or indirectly, by Canadians.

4.3	CBCA Constraints

In the event that any Canadian federal or provincial legislation applicable to the Corporation should become prescribed for the purposes of subsection 174(1)(b) of the CBCA or any other similar provision in the CBCA or CBCA Regulations, this Appendix “A” shall be read as if it included additional constraints that assist the Corporation or any of its affiliates or associates (within the meaning of the CBCA) to qualify under such prescribed law to receive licenses, permits, grants, payments or other benefits by reason of attaining or maintaining a specified level of Canadian ownership and control and such specified level of Canadian ownership and control shall be the level of Canadian ownership and control designated by such prescribed law of Canada or a province.

4.4	Joint Ownership

For the purposes of this Appendix “A”, where Voting Shares of the Corporation are beneficially owned or controlled by several persons jointly, the number of Voting Shares beneficially owned or controlled by any one such person shall include the number of Voting Shares beneficially owned or controlled jointly with such other persons. Where the Voting Shares are beneficially owned or controlled jointly by a person who is not Canadian and another person or persons, the Voting Shares shall be deemed to be owned or controlled by such person who is not a Canadian.

4.5	Exceptions

4.5.1 Nothing in this Appendix “A” shall be construed to apply in respect of Voting Shares of the Corporation that:

(i)	are held by one or more underwriters solely for the purpose of distributing the shares to the public; or

(ii)	are held by any person that is acting in relation to the shares solely in its capacity as an intermediary in the payment of funds or the delivery of securities, or both, in connection with trades in securities and that provides centralized facilities for the clearing of trades in securities.

4.5.2       The constraints imposed pursuant to this section 4 do not apply to the extent that a person who is not a Canadian holds Voting Shares by way of security only and such holding by way of security only is evidenced in such form as may be prescribed by the by-laws or resolutions adopted by the shareholders or directors of the Corporation and filed by such holder with the Corporation.

4.6	Powers of Directors

4.6.1 In the administration of this Appendix “A”, the directors of the Corporation shall enjoy, in addition to the powers set forth herein, all of the powers necessary or desirable, in their opinion, to carry out the intent and purpose hereof, including but not limited to all powers contemplated by the provisions relating to constrained share corporations in the CBCA and the CBCA Regulations.

4.6.2 Neither any shareholder of the Corporation nor any other interested person shall have any claim or action against the Corporation or against any director or officer of the Corporation nor shall the Corporation have any claim or action against any director or officer of the Corporation arising out of any act (including any omission to act) performed pursuant to or in intended pursuance of the provisions of this Appendix “A” or any breach or alleged breach of such provisions.

Appendix “B”

Subject to the rights, privileges, restrictions and conditions which attach to any other class of shares, the Non-Voting Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1.1	Creation

1.1.1	Series

The Non-Voting Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Non-Voting Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions (if any) of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights, and whether into or for securities of the Corporation or otherwise, the voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Non-Voting Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Director (as defined in the Canada Business Corporations Act or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

1.1.2	Amendment to Unissued Shares

Notwithstanding paragraph 1.1.1, the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Non-Voting Shares.

1.1.3	Parity of Each Series

The Non-Voting Shares of each series shall rank on a parity with the Non-Voting Shares of every other series with respect to accumulated dividends and retum of capital.

If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Non-Voting Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Non-Voting Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends pro rata with the holders of all Non-Voting Shares.

1.2	Voting

Other than as expressly provided herein or under the Canada Business Corporations Act, the Non-Voting Shares shall have no voting rights at meetings of shareholders.

1.3	Dividends

Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Corporation ranking prior to the Non-Voting Shares, the holders of Non-Voting Shares shall be entitled to receive any dividend declared by the directors of the Corporation at the times and for the amounts that the Board of Directors may, from time to time, determine. The Non-Voting Shares, the Common Voting Shares and the Variable Voting Shares shall rank equally as to dividends on a share-for-share basis, and all dividends declared in any fiscal year of the Corporation shall be declared in equal or equivalent amounts per share on all Non-Voting Shares, Common Voting Shares and Variable Voting Shares then outstanding, without preference or distinction.

1.4	Subdivision or Consolidation

No subdivision or consolidation of the Non-Voting Shares shall occur unless, simultaneously, the Non-Voting Shares, the Common Voting Shares and the Variable-Voting Shares are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

1.5	Liquidation, Dissolution or Winding-up

Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation ranking prior to the Non-Voting Shares, in the case of liquidation, dissolution or winding-up of the Corporation or other distribution of the Corporation’s assets among its shareholders for the purpose of winding-up its affairs, the holders of Non-Voting Shares, Common Voting Shares and Variable Voting Shares shall be entitled to receive the remaining property of the Corporation and shall be entitled to share equally, share for share, in all distributions of such assets.

1.6	Conversion

1.6.1	No Right of Conversion

Except as provided for herein below, the Non-Voting Shares shall not have any conversion rights attached thereto.

1.6.2	Upon an Offer

In the event that an offer is made to purchase Common Voting Shares or Variable Voting Shares, as the case may be, and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares or Variable Voting Shares, as the case may be, are then listed, to be made to all or substantially all the holders of Common Voting Shares or Variable Voting Shares, as the case may be, in a province of Canada to which the requirement applies, each Non-Voting Share shall become convertible at the option of the holder into one Common Voting Share or Variable Voting Shares, as the case may be, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Non-Voting Shares for the purpose of depositing the resulting Common Voting Shares or Variable Voting Shares, as the case may be, pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to section 1.2, immediately above, notwithstanding their conversion. In such event, the Transfer Agent shall deposit the resulting Common Voting Shares or Variable Voting Shares, as the case may be, on behalf of the holder.

To exercise such conversion right, the holder or his attorney duly authorized in writing shall:

(i)	give written notice to the Transfer Agent of the exercise of such right and of the number of Non-Voting Shares in respect of which the right is being exercised;

(ii)	deliver to the Transfer Agent the share certificate or certificates representing the Non-Voting Shares in respect of which the right is being exercised; and

(iii)	pay any applicable stamp tax or similar duty on or in respect of such conversion.

No share certificates representing the Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion of the Non-Voting Shares shall be delivered to the holders on whose behalf such deposit is being made.

If Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion and deposited pursuant to the offer are withdrawn by the holder or are not taken up by the offeror, or the offer is abandoned or withdrawn by the offeror or the offer otherwise expires without such Common Voting Shares or Variable Voting Shares, as the case may be, being taken up and paid for, the Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion will be re-converted into Non-Voting Shares and a share certificate representing the Non-Voting Shares will be sent to the holder by the Transfer Agent. Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion and taken up and paid for by the offeror shall be re-converted into Non-Voting Shares at the time the offeror is required under the applicable securities legislation to take up and pay for such shares.

In the event that the offeror takes up and pays for the Common Voting Shares or Variable Voting Shares, as the case may be, resulting from conversion, the Transfer Agent shall deliver to the holders thereof the consideration paid for such shares by the offeror.

There will be no right to convert the Non-Voting Shares into Common Voting Shares or Variable Voting Shares, as the case may be, in the following cases:

(i)	the offer to purchase Common Voting Shares or Variable Voting Shares, as the case may be, is not required under applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares or Variable Voting Shares, as the case may be, are then listed to be made to all or substantially all of the holders of Common Voting Shares or Variable Voting Shares, as the case may be, in a province of Canada to which the requirement applies, that is, the offer is an “exempt take-over bid” within the meaning of the foregoing securities legislation; or

(ii)	an offer to purchase Non-Voting Shares is made concurrently with the offer to purchase Common Voting Shares or Variable Voting Shares, as the case may be, and the offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made, and in all other material respects, including in respect of the conditions attaching thereto. The offer to purchase the Non-Voting Shares must be unconditional, subject to the exception that the offer for the Non-Voting Shares may contain a condition to the effect that the Offeror is not required to take up and pay for Non-Voting Shares deposited to the offer if no shares are purchased pursuant to the contemporaneous offer for the Common Voting Shares or Variable Voting Shares, as the case may be.

1.7	Amendments to Outstanding Non-Voting Shares

1.7.1      The rights, privileges, restrictions and conditions attaching to the Non-Voting Shares as a class may be added to, changed or removed but only with the approval of the holders of the Non-Voting Shares given as herein specified.

The rights, privileges, restrictions and conditions attaching to the Non-Voting Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Non-Voting Shares given in such a manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of holders of Non-Voting Shares duly called for such purpose and held upon at least twenty-one (21) days’ notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (2000) per cent of the outstanding Non-Voting Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a Non-Voting Share shall be entitled to one (1) vote for each Non-Voting Shares held.